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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

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                             Amendment No. 1 to

                               SCHEDULE 14D-1

            Tender Offer Statement Pursuant to Section 14(d)(1)
                  of the Securities Exchange Act of 1934

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                           WONDERWARE CORPORATION
                         (Name of Subject Company)

                                 SIEBE PLC
                           WDR ACQUISITION CORP.
                                 (Bidders)

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                  COMMON STOCK, PAR VALUE $.001 PER SHARE
                       (Title of Class of Securities)

                                 978179109
                   (CUSIP Number of Class of Securities)

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                              David K. Robbins
                  Fried, Frank, Harris, Shriver & Jacobson
                     350 South Grand Avenue, 32nd Floor
                           Los Angeles, CA 90071
                               (213) 473-2000
          (Name, Address and Telephone Number of Person Authorized
         to Receive Notices and Communications on Behalf of Bidder)

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     This Amendment No. 1 filed on March 18, 1998 relates to the offer by
WDR Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Siebe plc, a public limited company organized under the laws of the United Kingdom ("Parent"), to purchase all the outstanding shares of Common Stock, par value $0.001 per share of Wonderware Corporation, a Delaware corporation (the "Company"), including the associated preferred stock purchase rights issued pursuant to the Rights Agreement dated as of February 15, 1996, as amended on February 24, 1998, by and between the Company and The First National Bank of Boston, as Rights Agent (the "Shares"), at a price of $24.00 per Share, net to the seller in cash and without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 2, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal," which together with the Offer to Purchase constitutes the "Offer").

ITEM 10.  ADDITIONAL INFORMATION

     Item 10(f) is hereby amended to add the following information:

     At 11:59 p.m. on March 14, 1998, the waiting period applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 expired without a request for additional information from the Federal Trade Commission or the Antitrust Division of the Department of Justice.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

     Item 11 is hereby amended to add the following exhibit:

         (a)(12)    - Form of Joint Press Release, as issued by Parent
                      and the Company on March 18, 1998.


                                 SIGNATURES

     After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 18, 1998


                                        SIEBE PLC


                                        By:  /s/ Colin P. Bonsey
                                           ----------------------------
                                           Name:   Colin P. Bonsey
                                           Title:  Director of Planning


                                        WDR ACQUISITION CORP.


                                        By:  /s/ James C. Bays
                                           ----------------------------
                                           Name:   James C. Bays
                                           Title:  Vice President


                               EXHIBIT INDEX


Exhibit                                                             Page
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     (a)(12)     Form of Joint Press Release, as issued by
                 Parent and the Company on March 18, 1998.